

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2021

Zheng Xu
Chief Executive Officer
Missfresh Ltd
3rd Floor, Block A, Vanke Times Center
No. 9 Wangjing Street, Chaoyang District
Beijing 100016
The People's Republic of China

      Re: Missfresh Ltd
          Registration Statement on Form F-1
          Filed June 8, 2021
          File No. 333-256903

Dear Mr. Xu:

      We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form F-1 filed June 8, 2021

General

1.   We note that there is an exclusive forum provision in section 167 of your Ninth Amended and Restated Memorandum of Association, filed as Exhibit 3.2, which states that "[u]nless the Company consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United

States." Please revise to disclose this exclusive forum provision in the Description of Share Capital and Risk Factor sections.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Z. Julie Gao